Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING
RECEIVED
JUN 07 2007
WASH., D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07024244

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

4 June 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

- Results of Extraordinary General Meeting
- Notification of Major Interest in Shares
  - Pictet Asset Management
  - Ameriprise Financial Inc. And its group.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Result of EGM
Released	15:58 01-Jun-07
Number	PRNUK-0106

KeldaGroup

Result of Extraordinary General Meeting

Earlier today Kelda Group plc held an Extraordinary General Meeting ('EGM') in relation to the proposed return of approximately £750 million of cash to shareholders.

Voting on all resolutions was by way of poll. The results are set out below:

Resolution	Details	For (% of shares voted)	Against (% of shares voted	Abstain (% of shares voted
1*	To approve the Return of Cash, Put Option Agreement and amendments to the Company's articles of association (each as defined in the circular posted to shareholders dated 9 May 2007)	99.60	0.40	0.32
2	To authorise the Directors to allot shares	98.94	1.06	0.37
3*	To disapply pre-emption rights	99.56	0.44	0.38
4*	To authorise the Company to purchase its own shares	99.67	0.33	0.34

* Special resolution

As required by the FSA Listing Rules two copies of Resolutions 1 to 4 at the EGM will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority , 25 North Colonnade, Canary Wharf, London E14 5HS.

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	17:23 20-Apr-07
Number	PRNUK-2004

KeldaGroup

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Kelda Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): EU Transparency Directive	Yes
3. Full name of person(s) subject to the notification obligation (iii):	Ameriprise Financial, Inc.and its group
4. Full name of shareholder(s) (if different from 3.) (iv):	see additional information under 13.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	07/03/07
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	Non disclosed

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)			Resulting situation after the triggering transaction (vii)	
	Number	Number	Number	Number of voting	% of voting

	of Shares	of Voting Rights (viii)	of shares	rights (ix)		rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0009877944	N/A	N/A	1,267,594	1,267,594	25,586,610	0.354%	7.137%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Non disclosed	None disclosed	Non disclosed	Non disclosed	Non disclosed

Total (A+B)

Number of voting rights	% of voting rights
26,854,204	7.490%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial, Inc., which controls the voting rights of

Threadneedle Asset Management Holdings Ltd, which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Registered Owner

KDTC KAS Depositary Trust Company A/c 22.36.31.213 150,000

Bank of Ireland Nominees A/c 4239914 206,109

Bank of Ireland Nominees A/c 4270483 373,816

BNY (OCS) Nominees Ltd A/c 219709 371,029

BNY (OCS) Nominees Ltd A/c 219064 138,388

BNY (OCS) Nominees Ltd A/c 219720 431,398

BNY (OCS) Nominees Ltd A/c 277650 401,497

Chase Nominees Ltd A/c 41407 95,000

Littledown Nominees Ltd A/c 07205 502,538

Littledown Nominees Ltd A/c 21688 285,799

Littledown Nominees Ltd A/c 10479 16,600

Littledown Nominees Ltd A/c 27642 182,790

Littledown Nominees Ltd A/c 07198 1,084,804

Littledown Nominees Ltd A/c 03449 850,000

Littledown Nominees Ltd A/c 02891 8,792,667

Littledown Nominees Ltd A/c 10491 1,920,588

Littledown Nominees Ltd A/c 02642 693,065

Littledown Nominees Ltd A/c 30337 18,218

Littledown Nominees Ltd A/c 41408 13,000

Littledown Nominees Ltd A/c 10489 232,095

Littledown Nominees Ltd A/c 10488 3,706,303

Littledown Nominees Ltd A/c 07207 1,610,339

Littledown Nominees Ltd A/c 10492 430,000

Littledown Nominees Ltd A/c 10496 1,115,000

Littledown Nominees Ltd A/c 18667 210,000

Littledown Nominees Ltd A/c 10469 247,264

Littledown Nominees Ltd A/c 07199 45,671

Littledown Nominees Ltd A/c 07196 34,205

Littledown Nominees Ltd A/c 10495 1,690,000

Mellon Nominees (UK) Ltd A/c WWSF0004002 312,225

Mellon Nominees (UK) Ltd A/c AVOF0003002 605,050

Roy Nominees A/c 104450 88,746

14. Contact name:

Philip Hudson, Kelda Group plc

15. Contact telephone number:

01274 804110

END

Close

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	17:11 20-Apr-07
Number	PRNUK-2004

KeldaGroup

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Kelda Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	Disclosure triggered by the implemtation of the Transparency Directive with new 5% disclosure threshold
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Pictet Asset Management SA
4. Full name of shareholder(s) (if different from 3.) (iv):	As above
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	20 March 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	None disclosed

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0009877944	N/A	N/A	0	0	26,132,207	0	7,289

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
26,132,207	7.289

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Not Applicable. No controlled undertaking individually holds 3% or more of the voting rights.

Proxy Voting:

10. Name of the proxy holder:	Pictet Asset Management SA
11. Number of voting rights proxy holder will cease to hold:	26,132,207
12. Date on which proxy holder will cease to hold voting rights:	Non disclosed
13. Additional information:	Non disclosed
14. Contact name:	Philip Hudson, Kelda Group plc
15. Contact telephone number:	01274 804110

END

Close

END